Exhibit 99.1

Envigado, July 26, 2023

PUBLISHED INFORMATION BY COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Almacenes Éxito S.A. informs to its shareholders and the market in general that today Companhia Brasileira de Distribuição disclosed their consolidated financial results for the second quarter of 2023.

The information published by Companhia Brasileira de Distribuição is under Brazilian accounting standards and includes Statement of Financial Situation, Statement of Profit and or Loss and Statement of Cash Flow from Almacenes Éxito S.A. and its subsidiaries in Colombia, Uruguay and Argentina.

The information published concerning Almacenes Exito S.A, under the Colombian accounting standards is as follow:

1. Statement of Financial Situation at June 30, 2023 and at December 31, 2022, expressed in millions Colombian pesos:

	June 30, 2023	December 31, 2022
Current assets
Cash and cash equivalents	1,393,950	1,733,673
Trade receivables and other receivables	642,228	779,355
Prepayments	22,153	39,774
Receivables from related parties	58,212	47,122
Inventories, net	2,765,708	2,770,443
Financial assets	6,087	45,812
Tax assets	610,556	509,884
Assets held for sale	20,436	21,800
Total current assets	5,519,330	5,947,863
Non-current assets
Trade receivables and other receivables	45,854	50,521
Prepayments	5,539	6,365
Receivables from related parties	-	35,000
Financial assets	28,003	32,572
Deferred tax assets	176,779	142,589
Property, plant and equipment, net	4,332,950	4,474,280
Investment property, net	1,810,138	1,841,228
Rights of use asset, net	1,411,428	1,443,469
Intangible, net	408,101	424,680
Goodwill	3,355,987	3,484,303
Investments accounted for using the equity method	285,016	300,021
Other assets	398	398
Total non-current assets	11,860,193	12,235,426
Total assets	17,379,523	18,183,289
Current liabilities
Loans, borrowings, and other financial liability	2,065,206	915,604
Employee benefits	5,190	4,555
Provisions	30,292	27,123
Payables to related parties	71,642	79,189
Trade payables and other payable	4,469,187	5,651,303
Lease liabilities	274,606	263,175
Tax liabilities	75,150	109,726
Derivative instruments and collections on behalf of third parties	102,542	136,223
Other liabilities	191,265	228,496
Total current liabilities	7,285,080	7,415,394
Non-current liabilities
Loans, borrowings, and other financial liability	348,756	539,980
Employee benefits	30,822	32,090
Provisions	11,872	15,254
Trade payables and other payable	40,823	70,472
Lease liabilities	1,343,846	1,392,780
Deferred tax liabilities	274,115	277,713
Tax liabilities	6,591	2,749
Other liabilities	2,382	2,411
Total non-current liabilities	2,059,207	2,333,449
Total liabilities	9,344,287	9,748,843
Shareholders' equity
Share capital	4,482	4,482
Reserves	1,421,158	1,541,586
Other equity components	5,282,497	5,592,920
Equity attributable to non-controlling interest	1,327,099	1,295,458
Total shareholders' equity	8,035,236	8,434,446
Total liabilities and shareholders' equity	17,379,523	18,183,289

2. Statement of Profit or Loss for the period of six months ended June 30, 2023 and June 30, 2022, expressed in millions Colombian pesos:

	January 1 to June 30, 2023	January 1 to June 30, 2022
Revenue from contracts with customers	10,575,274	9,319,182
Gross profit	2,772,347	2,361,370
Profit before income tax from continuing operations	164,479	286,044
Income tax expense	(37,868)	(99,774)
Profit for the period	126,611	186,270

Net profit attributable to:
Equity holders of the Parent	38,934	126,803
Non-controlling interests	87,677	59,467
Profit for the period	126,611	186,270

3. Statement of Cash Flow for the period of six months ended June 30, 2023 and June 30, 2022, expressed in millions Colombian pesos:

	January 1 to June 30, 2023	January 1 to June 30, 2022
Net cash flows used in operating activities	(414,454)	(766,309)
Net cash flows used in investing activities	(269,014)	(147,165)
Net cash flows provided by (used in) financing activities	397,152	(416,969)
Effects of the variation in exchange rates	(53,407)	32,753
Variation of cash and cash equivalents during the period	(339,723)	(1,297,690)

The consolidated financial results from Almacenes Éxito S.A. for the second quarter will be published July 31, 2023, after market close, which will include growth in sales of 8.2% (2Q) and of 13.8% (1H) and growth in recurring EBITDA of 6.6% (2Q) and of 7.8% (1H).